

# POWERHANDZ

## *2019 Report*

# *Dear investors,*

Thank you so much for trusting and believing in our team and products. We wake up every morning and lay our heads down every night with you in mind and we don't take your trust in us for granted. With the recent line of credit we were able to obtain, we have been able to forge some significant partnerships and also obtain some national certifications that will enable us the opportunity at large contracts to supplement our primary B2B and B2C business model. Please keep in touch and let us know how we can improve.

### We need your help!

Continuing to tell people about our products and services as well as our funding needs. We are on all social platforms including LinkedIn, Instagram, Facebook and Twitter. Any promotion or any introductions that can lead to a sale of our products or to a new customer or strategic investor, we would welcome. You are our best for of advertising. Thank you for your support and advocacy.

*Sincerely,*

Danyel Surrency Jones
CO-Founder / CEO

Darnell Jones
Founder / President

# Our Mission

Our athletic training products will expand into brick-and-mortar retail locations like Dick's Sporting Goods, Walmart, and Target. We will also launch our rehabilitation gloves that will not only help injured athletes, but also improve the diminished hand + grip strength of elderly patients. Both of these markets will be integrated with technology that allows us to give athletes and patients the ability to track their progress. POWERHANDZ products will benefit every household globally.

See our full profile

# How did we do this year?

## Report Card

**C-**

### The Good

- We forged strong partnerships
- We were able to obtain important national certification
- We were able to obtain a line of credit to run the business

### The Bad

- We weren't able to close out funding
- We weren't able to achieve our revenue milestones based on not raising the capital needed
- Majority of the year our focus was on raising money vs running the business at an optimal level

## 2019 At a Glance

January 1 to December 31



**$264,975** [27%]
Revenue



**-$275,185**
Net Loss


IOU!

**$107,000** [72%]
Short Term Debt



**$74,568**
Raised in 2019



**$8,120**
Cash on Hand
As of 05/26/20

INCOME | BALANCE | NARRATIVE

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

POWERHANDZ is a global athletic training and rehabilitation product tech company that designs innovation to improve overall performance.

We create products that focus on increasing performance, injury prevention and the injury recovery process.
Our products have been sold to thousands of youth and professional athletes, coaches and skill trainers in over 85 countries.

**Net Margin:** -104% **Gross Margin:** 60% **Return on Assets:** -74% **Earnings per Share:** -$27,518.50

**Revenue per Employee:** $66,244 **Cash to Assets:** 32% **Revenue to Receivables:** 612% **Debt Ratio:** 132%

2019_Powerhandz_Income_Statement.pdf

2019_Powerhandz_BalanceSheet.pdf

# We ❤ Our 111 Investors

## Thank You For Believing In Us

Tammy Asher
Chris Campbell
Justin Stone
Ian Wortham
Bharat Raj Agrawal
Shayla Holman
Xavier Wilkins
Vincent Jones
Justin Jimmeye
Tracy Mabone
Yonasan Schwartz
Cassandra Brown-Cason
Simon Li
Joseph Mylar
Khalid White
Michael Assouline
Omar Plummer
Tim Mattson
Kevin Brown
Paulo Leocadio
Jarett Cory
Chelle Johnson
Baron Huntington
Ashok Raj Rao
Michael Lindsey
Terrance Harkey
Christopher Wafer
Senthilvel Chenniappan
Adam Prows
Brad Howell
Nefetari Mells
Deniqua L Hill
Jason M. Fields
Doug Price
Lyle Notice
Nelson Carvalho
Tammy Gordon D'Alesan...
Dmytro Dolia
Ilunga Mutombo
T. Denise Stewart
Jane Stuart
Dyrek Merriweather
Bree Bellamy
Jeremy Pattison
John M. Gonzalez
Shanelle Woodard
Monique Wise-Price
Hantz Frage
Harry Metsker
Rodrigo Quintanilla
Yasmin Lopez
Roger Chambliss
William Koon
Lavar Martin
David Vrba
Don Alley
Shirdellah Buack
Wilson Legacy Investmen...
Joseph Brooking
Ralph Dubuisson
Joy McKinney
Camilla Butler
Yuliang Liu
Rodrick Ellis Loud DDS
Richard Anderson
Gregory Mack Jr.
Frank Palazzolo
Jose Shea Martinez
Angelia Koon
Rich Dreamlivn Newburn II
Johnathon Marshall Taylor
Jacquail Jacox
Eric Wells
Wily Walter
Tirlinda R Adwater
Timothy Huss
Jarrian James
Dorothy Myatt
Halee Zielke
Ashley Tose
Richard Dude
Samuel Oppong
Colin Donlevy
Bryan Hilt
Syrena Williams
Howard Holliday
Balakrishnen Varadarajan
Curtis Callaway
Katie Holman O'Neill
Alvin Brooks III
Cornelius Matthews
De'marquis Hamilton
Charles Crain
Sheena Sharapata
Frank Boafo
Marcus A Carrasco
Reginald R Lucas
Kandis Sampson
Lebone Moses
Summers Rene Love
Valerie Driskell-Brown
Lewis Secor
Stephen Coleman
Francois Ransom
Obleton Perry
Eric Hodges
Faisal Almutlaq
Reginald Young
Jesus Soto
Monoleto Robinson
Alando Durrett

# Thank You!

## From the POWERHANDZ Team



**Danyel Surrency Jones**
CO-Founder / CEO



**Darnell Jones**
Founder / President



**Stacy J Garay**
Affiliate Program Manager + Customer Service

*Expert in Social Media Marketing, Customer Service, Experienced PA + Project Manager. Part-time.*



**Morgan Arnold**
SEO/SEM Social Media Manager

*Part-time.*



**Nick Marino**
Digital Strategist

*Part-time.*



**Aaron Zack**
Sales + Marketing Director

*Part-time.*



**Renjith Ramachandran**
Technology Consultant
*Part-time.*



**Dr. Issac Nabors**
Physical Therapy Consultant
*Part-time.*

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Darnell Jones | Co-Founder @ POWERHANDZ | 2013 |
| Danyel Surrency Jones | CEO @ POWERHANDZ | 2013 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| Darnell Jones | Founder | 2013 |
| Danyel Surrency Jones | CEO | 2013 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Danyel Surrency Jones | 6,920,000 Common Stock | 74.6% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY | EXEMPTION |
|---|---|---|---|
| 02/2014 | $140,000 | Common Stock | Section 4(a)(2) |
| 12/2016 | $30,000 | | Section 4(a)(2) |
| 06/2017 | $350,000 | | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

### Convertible Notes Outstanding

| ISSUED | AMOUNT | INTEREST | DISCOUNT | VALUATION CAP | MATURITY |
|---|---|---|---|---|---|
| 12/16/2016 | $30,000 | 6.0% | 20.0% | None | 12/16/2018 |
| 06/06/2017 | $350,000 | 6.0% | 20.0% | None | 06/06/2018 |

### Outstanding Debts

| LENDER | ISSUED | AMOUNT | OUSTANDING | INTEREST | MATURITY | CURRENT? |
|---|---|---|---|---|---|---|
| Dann Hughes | 10/20/2017 | $100,000 | $102,827 | 12.0% | 10/20/2017 | |

### Related Party Transactions

None.

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Common Stock | 15,000,000 | 10,229,185 | Yes |

| | SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION |
|---|---|
| Warrants: | 0 |
| Options: | 1,099,774 |

**Risks**

Resale Restrictions. There is presently no sustained, active market for the Securities nor is there any assurance that any such market will develop. Moreover, the Securities may not be sold unless compliance with the registration provisions of the Securities Act has been made or unless availability of an exemption from such registration provisions has been established. Additionally, any transfer or resale of the Securities is subject to and must be in accordance with the terms and conditions of the Ancillary Documents.

Possible Subordination of Interests. The Company may borrow money and pledge assets to provide working capital. In such a case the interests of the Investors may be subordinated to the interests of such creditors.

Management Indemnification. The Company will indemnify each member of the Board and officer of the Company against losses sustained by the Board and officers in connection with the Company to the maximum extent allowable under Texas law. The Securities and Exchange Commission generally considers indemnification for liabilities arising out of the Securities Act contrary to public policy and therefore is unenforceable.

Competition. There is competition in the marketplace. Competitors may be well capitalized and quickly build a competitive offering, or purchase a small competitor and provide that competitor with substantial resources to develop a competing product. Further, if a company desires to compete with the Company, there are no significant barriers to entry.

Planned Dilution. *The Company may sell and issue additional securities in subsequent offerings to be able to fund ongoing operations* . Issuance of additional securities of the Company pursuant to such offerings may result in dilution to the Investors and the then-existing Stockholders.

Possible Unintentional Violation of Third Party Intellectual Property Rights.

The Company believes all Company Intellectual Property is free of claims of third parties, either because the intellectual property was developed by the Company and its founders, is duly licensed from third parties, or because it is in the public domain as freely available for anyone to use. However, it is always possible a third party could allege one or more of the Company's products or services violate intellectual property rights of the third party. Even in the case of technology originally developed by the Company or its founders, no assurance can be given that a third party has not simultaneously developed the same or similar technology. A challenge to the Company's ability to use a third party's or its own intellectual property could materially adversely affect the Company's ability to operate and to become profitable.

Start-Up Venture. The Investor acknowledges that (i) the Company is a start-up company with limited financial and operating history; (ii) a start-up venture is inherently risky and speculative; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

Operating Losses and Uncertainty of Future Profitability. There can be no assurance that the Company will achieve profitability. The Company will depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

Changes in Governmental Regulations. Governmental authorities could issue new laws, regulations, controls or similar requirements that are not presently anticipated and which affect the industries on which the Company expects to rely for much of its revenue. The Company is not able to predict the impact of any such laws, regulations, controls or requirements on its operations, and any significant new regulatory burdens stemming from such changes could have a material adverse effect on the Company's financial condition and the value of the Securities.

Systems Interruptions. The satisfactory performance, reliability and availability of the Company's information systems, website, technology platform and network infrastructure are critical to its operation and ability to perform efficiently. Any future systems interruption that results in the unavailability of the Company's systems could negatively affect the Company's revenues and results of operations.

Catastrophic Events. The Company's success can also be adversely affected by catastrophic events. Such events, in the case of this venture, can include an economic downturn that leads to a cessation of revenues.

Arbitrary Determination of Price. The Company has determined the Purchase Price on its own valuation analysis. Such price does not necessarily bear any relationship to the Company's present or anticipated assets or book value.

Withdrawal of Management. The Board and officers of the Company may withdraw at any time. Withdrawal of one or more of the members of the Board or officers could leave the Company lacking critical leadership.

Limited Participation in Management. The Board has full authority to manage the business and affairs of the Company. Such authority is subject to certain duties of care and loyalty applicable to the Board generally and subject to the provisions of the Ancillary Documents.

Projections. Projections concerning the business or financial affairs of the Company which may be provided to prospective Investors are for illustrative purposes only. These projections are based upon assumptions that management of the Company believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities based on the assumptions stated and not as a prediction or guarantee of future performance. The assumptions upon which these projections are based should be carefully reviewed by each prospective Investor. Projections or conclusions regarding the financial condition of the Company, including projections regarding the profitability of the Company, may be substantially adversely affected by variances from the assumptions made by the Company.

Dependence on Key Personnel. The Company currently benefits from the services of its founder, Danyel Surrency Jones. The unexpected loss or departure of any founder or any key officer would be detrimental.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Proprietary Technologies. The Company's ability to compete will depend in significant part on the proprietary nature of its technologies and the Company Intellectual Property.

Preferred Distributions. Other than the preferred distributions underlying the Securities and the parallel Series Seed-2 Preferred shares, currently, there are no preferred distributions.

Privacy and Security Risk. The Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's application.

Possible Loss of Entire Investment. A prospective Investor in the Offering should be aware that, if the Company is not successful in achieving its goals and attaining profitable operations, any investment in the Company may be lost.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Because the Investor proxies their voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings. In cases where the rights of holders of convertible debt or other outstanding options are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Because there is no public market for our securities, the price of the stock has been determined by our board of directors. Among the factors we have considered in determining the initial price are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

POWERHANDZ Inc

- Texas Corporation
- Organized November 2013
- 4 employees

2633 Mckinney Ave Ste 130-255
Dallas TX 75204

http://www.POWERHANDZ.com

### Business Description

Refer to the POWERHANDZ profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

POWERHANDZ is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

**All prior investor updates**

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

# Say Hello

## Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

**About us**

Our Profile

Jobs

Press

Blog

Charter

**Investors**

Getting Started

Risks

Earning Returns

Funds

Get $1000

**Founders**

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

**Say Hello**

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

**wefunder.com/powerhandzinc/reports/2019 is managed by Wefunder Inc.** *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*